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                             September 21, 2021

       Robert B. Ford
       President and Chief Executive Officer
       ABBOTT LABORATORIES
       100 Abbott Park Road
       Abbott Park, Illinois 60064-6400

                                                        Re: ABBOTT LABORATORIES
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 19,
2021
                                                            File No. 001-02189

       Dear Mr. Ford:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

   1. We note that you provided more expansive disclosure in your CSR report than you provided in your SEC
filings. Please advise us what consideration you gave to providing the same type of
climate-related disclosure in your SEC filings as you provided in your
                                                        CSR report.
   2. You generally refer to federal and state environmental protection laws and regulations concerning emissions
and discharges to the environment from various manufacturing operations. Please
tailor the general disclosure about pending or existing climate change-
                                                        related legislation,
regulations, and international accords to describe the impact to your business, financial
condition, and results of operations.
 Robert B. Ford
FirstName  LastNameRobert B. Ford
ABBOTT LABORATORIES
Comapany 21,
September  NameABBOTT
               2021        LABORATORIES
September
Page 2     21, 2021 Page 2
FirstName LastName
3. To the extent applicable and material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
             decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
             increased demand for goods that result in lower emissions than competing products;
             increased competition to develop innovative new products that result in lower emissions; and
             any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
4. If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:
             severity of weather, such as floods, hurricanes, extreme fires, and water availability and quality;
             quantification of any material weather-related damages to your property or operations; and
             potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers.
5. Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.
6. Disclose any material litigation risks related to climate change and the potential impact to the company.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Margaret Schwartz at 202-551-7153 or Christopher Edwards at 202-
551-6761 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences